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16003256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 25 2016

Washington DC 409

SEC FILE NUMBER
8- 53374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beard Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 W, Western Reserve Road
(No. and Street)

Youngstown	OH	44514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Smallwood, Jr. 330-758-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 2/24/16

OATH OR AFFIRMATION

I, Robert L. Smallwood, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beard Financial Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

SUSAN STANLEY
Notary Public State of Ohio
My Commission Expires December 01, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exemptive Report
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beard Financial Services, Inc
Financial Statements
December 31, 2015

Table of Contents

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Beard Financial Services, Inc.
Youngstown, Ohio

We have audited the accompanying statement of financial condition of Beard Financial Services, Inc. (a Delaware corporation), as of December 31, 2015, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Beard Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. And audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beard Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules of Operating Expenses, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Beard Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Beard Financial Services, Inc.'s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Operating Expenses, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants

Independence, Ohio
February 19, 2016

Beard Financial Services, Inc.

Statement of Financial Condition
December 31, 2015

ASSETS

Assets:	
Cash and cash equivalents	$ 293,832
Accounts Receivable	33,226
Deposits	1,806
Prepaid expenses	25,573
Goodwill	370,731
TOTAL ASSETS	$ 725,168

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions payable	$ 20,506
Other	16,280
Total Liabilities	36,786
Stockholders' Equity:	
Common stock, 850 shares authorized 10 shares issued and outstanding,no par value	100,000
Additional paid-in capital	375,000
Retained earnings	213,382
Total Stockholders' Equity	688,382
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 725,168

The accompanying notes are an integral part of these statements.

Statement of Operations
Year Ended December 31, 2015

Revenues - commissions and fees	$ 2,507,088
Less:	
Commissions expense	1,488,010
Net revenues	1,019,078
Operating expenses	607,384
Net income	$ 411,694

The accompanying notes are an integral part of these statements.

Beard Financial Services, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2015

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning	$ 100,000	$ 375,000	$ 221,688	$ 696,688
Current year net income		-	411,694	411,694
Distributions paid	-	-	(420,000)	(420,000)
Balance - end of year	$ 100,000	$ 375,000	$ 213,382	$ 688,382

The accompanying notes are an integral part of these statements.

Beard Financial Services, Inc.

Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 411,694
Adjustments to reconcile net income to cash provided by operating activities:	
(Increase) decrease in assets:	
Accounts receivable - trade	(2,149)
Deposits	580
Prepaid expenses	(2,522)
Increase (decrease) in liabilities:	
Comissions payable	1,358
Accounts payable	16,275
Net cash provided by operating activities	425,236
Cash flows from financing activities:	
Distributions paid	(420,000)
Net cash used by financing activities	(420,000)
Net increase in cash and cash equivalents	5,236
Cash and cash equivalents at beginning of year	288,596
Cash and cash equivalents at end of year	$ 293,832

The accompanying notes are an integral part of these statements.

NOTE A – ORGANIZATION

Beard Financial Services, Inc. (The Company) is incorporated under the laws of the State of Ohio. The Company is a fully-disclosed securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Boardman, Ohio and is also registered in various states.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers a certificate of deposit that has no early withdrawal penalty to be a cash equivalent.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements. As of December 31, 2015, the Company's federal income tax returns are subject to examination for years 2012 and after.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2015, the company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2015.

NOTE C – RELATED PARTY TRANSACTIONS

Personnel services and office space is provided by Beard Pension Services, Inc. Both companies share common ownership. During 2015, the Company paid $472,004 to Beard Pension Services, Inc. as reimbursement for its portion of those expenses, based upon an expense sharing agreement between the two. This expense has been recorded within the Schedule of Operating Expenses. At December 31, 2015, $9,968 was owed to Beard Pension Services, Inc. and included in Other Liabilities.

NOTE D – ACCOUNTS RECEIVABLE – TRADE

Accounts receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE E – NET CAPITAL PROVISION OF RULE 15C3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (SEC), the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $279,417, which was $229,417 in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 13.17%

NOTE F – EXEMPTION FROM RULE 15C3-3

The Company acts as an introducing broker dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTE G – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2015, management is not aware of any material transactions that could cause a potential obligation.

NOTE H – MANAGEMENT REVIEW OF SUBSEQUENT EVENTS

Management of the Company has reviewed and evaluated subsequent events through February 19, 2016 for possible inclusion in the financial statements for the year ended December 31, 2015. No items were identified for inclusion. The date of February 19, 2016 is the date at which the financial statements were available for issue.

Schedule of Operating Expenses
Year Ended December 31, 2015

Employee compensation and benefits	$ 272,115
Other operating costs	177,911
Professional consulting fees	59,082
Firm clearing and brokerage	32,821
Occupancy costs	21,978
Errors and ommissions insurance	23,850
FINRA expenses	9,691
Miscellaneous expense	5,160
Professional subscriptions	2,776
Software	2,000
TOTAL OPERATING EXPENSES	$ 607,384

The accompanying notes are an integral part of these financial statements.

Computation of Net Capital
December 31, 2015

NET CAPITAL COMPUTATION

Total stockholders' equity from December 31, 2015 financial statements	$ 688,382
Less: Nonallowable assets	
Commissions receivable less unsecured 12b(1) fees	10,855
Goodwill	370,731
Prepaid expenses	25,573
CRD account deposit	1,806
	408,965
NET CAPITAL	$ 279,417
COMPUTATION OF AGGREGATE INDEBTEDNESS	$ 36,786
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 2,454
MINIMUM REQUIRED NET CAPITAL	$ 50,000
EXCESS NET CAPITAL	$ 229,417
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	13.17%

A reconciliation of the computations of net capital under Rule 15c3-1 as included in the Company's unaudited Forms X-17a-5 as of December 31, 2015 filed with the Securities and Exchange Commission and the amounts included in the above computations is not required as there no audit adjustments.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2015

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession of Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

FINAL

BEARD FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

BEARD FINANCIAL SERVICES, INC.

108 W. Western Reserve Road • Youngstown, Ohio 44514 • Telephone (330) 758-0575 • Fax (330) 758-8375

February 23, 2016

SEC
Mail Processing
Section

FEB 25 2016

Washington DC
409

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Audited Financial Statements - Period Ending December 31, 2015
Beard Financial Services, Inc., CRD# 113913

Ladies and Gentlemen:

Enclosed please 2 copies of the Audited Financial Statements for Beard Financial Services, Inc. for the period ending December 31, 2015.

If you have any questions regarding this letter or the enclosed document, please contact me at 330-758-8375.

Very truly yours,

Robert L. Smallwood, Jr.
Financial Principal

Enclosure

RLS/dwk
(BFSI 2015 AAR Letters)